

December 26, 2012

Via E-mail
Mr. Alain Couder
Chairman of the Board and Chief Executive Officer
Oclaro, Inc.
2560 Junction Avenue
San Jose, CA 95134

> **Re: Oclaro, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 13, 2012**
> **File No. 0-30684**

Dear Mr. Couder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 1. Business

1.   In future filings, please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of your consolidated revenue in any of the last three fiscal years. For example, we note the breakdown of your revenue by product group into 40G and 100G transmission modules, 10G and lower transmission modules, and transmission components, etc. from page 7 of the investor presentation for your first quarter of fiscal 2013.

Item 7. Management's Discussion and Analysis

Results of Operations, page 39

2.   We note your disclosure that revenues declined by 17% and that gross profit declined by
        9% during fiscal 2012. Although your disclosure identifies multiple reasons for these
        declines, you do not quantify the impact of each factor you cite. Similarly, your MD&A
        disclosure on pages 26-27 of the Form 10-Q for the period ended September 29, 2012
        does not quantify the extent to which the 41% quarterly revenue increase derived from
        the Opnext acquisition, nor does it explain the extent to which each of the cited factors
        led to the 11% gross margin reduction. With a view toward enhanced disclosure in your
        future filings, please provide us with revised Results of Operations disclosure that
        quantifies, where possible, each of the factors you cite. Please provide this disclosure for
        fiscal 2012 and for the period ended September 29, 2012. Please refer to Regulation S-K,
        Item 303(a)(3).

Selling, General and Administrative Expenses, page 41

3.   We note that of the total of $62.5 million of selling, general and administrative expenses
        you incurred in fiscal 2012 that personnel-related costs were $37.1 million and that
        "[o]ther costs, including legal and professional fees, facilities expenses and other
        miscellaneous expenses" were $25.5 million. With a view towards revised disclosure in
        future filings, please tell us how the $25.5 million was allocated among the expense
        categories referred to, specify what those expenses were for and tell us what trends are
        increasing or decreasing those expenses. Please also apply this comment to your SG&A
        disclosure in your Form 10-Q for the period ended September 29, 2012.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Business and Summary of Significant Accounting Policies, page F-8

4.   Please revise future filings to disclose your accounting policy for loss contingencies.
        Refer to the guidance in Topic 450 of the FASB Accounting Standards Codification.

Goodwill and Other Intangible Assets, page F-10

5.   We noted disclosures in your December 31, 2011 Form 10-Q indicated Accounting
        Standards Update 2011-08 will be effective for your fiscal quarter beginning January 1,
        2012. Please revise your goodwill accounting policy disclosures in future filings to
        clearly indicate whether you apply the provisions of the referenced update when testing
        goodwill for impairment.

Exhibit 31

6.   In future filings, please revise these certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that paragraph 4(d) should include reference to "(the registrant's fourth fiscal quarter in the case of an annual report)".

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 5 – Business Combinations, page 11

7.   Please disclose the primary reason for the Opnext acquisition and the amounts of revenue and earnings of Opnext since the acquisition date included in the consolidated income statements for the reporting period in future filings. Refer to paragraph 805-10-50-2 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Timothy Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief